Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

May 23, 2023

The following changes were made in this Amendment:

Changes to Principals

Robert David Yost – Removed

Changes to Schedule B, Section II Item 13B

REFINITIV TRANSACTION SERVICES LIMITED – Added to Execute or Trade section

HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED, TOKYO BRANCH – Removed from Custody, Clear, or Settle section